Exhibit 99.3

Management Discussion and Analysis

Three-month and six-month periods ended August 31, 2009

MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the consolidated statements of earnings, financial position and cash flows of Neptune for the three-month and six-month periods ended August 31, 2009 compared to those from the corresponding periods of the previous year.

This analysis, completed on October 14, 2009, must be read in conjunction with the Company’s audited and consolidated financial statements as at and for the period ended February 28, 2009 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the period ended February 28, 2009, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

As a result of a reorganization of activities during fiscal year 2009, the Company has three reportable operating segments structured in legal entities: nutraceutical (Neptune) involved in manufacturing and commercialization of nutraceutical products, cardiovascular (Acasti Pharma) involved in the development and commercialization of pharmaceutical applications for cardiovascular diseases and neurological (NeuroBioPharm) involved in the development and commercialization of pharmaceutical applications for neurological diseases.

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. The Company completed the scaling-up of its production capacity at its Sherbrooke plant during this quarter providing for a 50% increase of yearly output from 60,000 kilograms to at least 90,000 kilograms. The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion were also completed on schedule, at the end of the first quarter ended May 31st, 2009. The ramp-up of the facility, which took place during the second quarter, impacted the results as explained in the section “Principal Financial Data”as a one-time event.

During the ramp-up period, the sales and marketing team continued to fill orders and to secure volume commitments for the remainder of the year. The Company is experiencing a steady flow of orders from existing and new customers translating into an increasing backlog that should be filled by the end of the calendar year.

During the three-month period ended August 31, 2009, the Company signed an agreement with Valensa to market Neptune Krill Oil® formulations for joint health and eye health dietary supplements. Weifa, a leading pharmaceutical company also launched NKO® for the first time in the Norwegian market in drug stores for women’s health.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting neurological indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, The Company filed a response and counterclaims early in the third quarter to the Schiff complaint in federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Acasti Pharma Inc. (“Acasti”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

Under the OTC program, product development has now been completed. According to the strategic business development plan, negotiations with pharmaceutical partners have advanced relating to the commercialization of the first OTC product. With regards to the medical food program, product development has been completed and the Company has successfully obtained a positive review from the Food and Drug Administration (“FDA”). The Company has made significant progress in its negotiations for the commercialization of the first medical foods. Under the prescription drug development program, the prescription drug candidates have been developed, the toxicity studies completed and advanced in preclinical dose response and efficacy studies in animals as required for regulatory submissions. The pre-IND briefing document was submitted to the FDA for further guidance. Good Laboratory Practice (“GLP”) has now been completed for the. The Company has received initial FDA guidance for an Investigational New Drug in the United States.

NeuroBioPharm Inc. (“NeuroBioPharm”)

Under the OTC program, the pilot development of the first OTC ingredient has been completed. Negotiations have been initiated with strategic partners to evaluate monotherapy and potential combination / formulation treatments. Under the medical foods program, a phase IV clinical trial evaluating the effect of the medical food in early stage Alzheimer disease has been initiated. More than half the required patients have been recruited and completed the first visit. The study is progressing smoothly according to plan. Under the prescription drug products, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug have been initiated.

PRINCIPAL CONSOLIDATED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	FOR THE THREE MONTHS		FOR THE SIX MONTHS
	ENDED AUGUST 31		ENDED AUGUST 31
	2009	2008	2009	2008
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	$	$	$	$
Sales and research contracts	1,371	2,366	4,248	5,500
EBITDA(1)	(1,634)	157	(1,917)	1,037
Net loss and comprehensive loss	(2,112)	(598)	(3,519)	(1,880)
Net loss per share and diluted loss per share	(0.06)	(0.016)	(0.09)	(0.05)
Total assets	17,186	14,656	17,186	14,656
Working capital(2)	4,594	5,355	4,594	5,355
Shareholders’ equity	5,787	8,293	5,787	8,293
Book value per common share(3)	0.153	0.221	0.153	0.221
Long-term debt	7,526	2,297	7,526	2,297

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings (net loss), financial expenses, amortization, income taxes, losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain or loss on foreign exchange, for its EBITDA calculation.

(2)

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(3)

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net earnings (net loss), financial expenses, amortization, income taxes, losses on exchange incurred during the fiscal period less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain or loss on foreign exchange, for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION
(Expressed in thousands, except per share amounts)
	THREE MONTHS ENDED		SIX MONTHS ENDED
	AUGUST 31,		AUGUST 31,
	2009	2008	2009	2008
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	$	$	$	$
Net loss	(2,112)	(597)	(3,519)	(1,880)
Add (deduct):
Amortization	211	180	348	334
Financial expenses	193	132	368	209
Stock-based compensation	131	761	256	2,069
Foreign exchange (gain) loss	(57)	(319)	630	305
EBITDA	(1,634)	157	(1,917)	1,037

PRINCIPAL CONSOLIDATED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal Year Ending February 28, 2010
		first	second	third	fourth
	total	quarter	quarter	quarter	quarter
	$	$	$	$	$
Sales and research contracts	4,248	2,878	1,371
EBITDA(1)	(1,918)	(284)	(1,634)
Net earnings (loss)	(3,519)	(1,407)	(2,112)
Earnings (loss) per share basic and diluted	(0.09)	(0.04)	(0.06)

During the second quarter, the Company completed the scaling-up of its production capacity at its Sherbrooke plant providing for a 50% increase of yearly output from 60,000 kilograms to at least 90,000 kilograms. During the ramp-up period the Company had limited sales activity due to limited quantity of finished goods available for sales.

Fiscal Period Ended February 28, 2009
		first	second	third
	total	quarter	quarter	quarter
	$	$	$	$
Sales and research contracts	8,589	2,366	2,451	3,772
EBITDA(1)	337	157	(708)	888
Net earnings (loss)	(1,885)	(598)	(1,360)	73
Earnings (loss) per share basic and diluted	(0.05)	(0,016)	(0,036)	0.002

The Company changed its year end from May 31 to February 28 during fiscal 2009.

Fiscal Year Ended May 31, 2008
				first		second		third		fourth
		total		quarter		quarter		quarter		quarter
	$	$	$	$	$	$	$	$	$	$
Sales and research contracts		10,264		2,085		2,169		2,876		3,134
EBITDA(1)		1,020		332		70		348		270
Net loss		(4,784)		(1,051)		(1,564)		(886)		(1,283)
Loss per share basic and diluted		(0,13)		(0,029)		(0,042)		(0,024)		(0,035)

The comparative quarterly net losses have been restated following the adoption of a new accounting standard for intangible assets. Refer to note 2(a) of the unaudited consolidated financial statements.

(1)The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

THE FOLLOWING TABLE SHOW SELECTED FINANCIAL INFORMATION BY SEGMENTS.

Three-month period ended August 31, 2009

	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$

Sales, partnership and collaboration agreement	1,352	-	19	1,371

EBITDA	(997)	(487)	(150)	(1,634)

Net Loss	(1,491)	(471)	(150)	(2,112)

Total assets	15,580	1,576	30	17,186

Working capital	4,037	935	(378)	4,594

EBITDA calculation
Net loss	(1,491)	(471)	(150)	(2,112)
add (deduct)
Amortization	210	2	-	212
Financial expenses	192	-	-	192
Stock-based compensation	131	-	-	131
Foreign exchange loss (gain)	(39)	(18)	-	(57)

EBITDA	(997)	(487)	(150)	(1,634)

THE FOLLOWING TABLE SHOW SELECTED FINANCIAL INFORMATION BY SEGMENTS.

Six-month period ended August 31, 2009

	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$

Sales, partnership and collaboration agreement	4,211	-	37	4,248

EBITDA	(962)	(763)	(192)	(1,917)

Net Loss	(2,554)	(773)	(192)	(3,519)

Total assets	15,580	1,576	30	17,186

Working capital	4,037	935	(378)	4,594

EBITDA calculation
Net loss	(2,554)	(773)	(192)	(3,519)
add (deduct)
Amortization	343	5	-	348
Financial expenses	368	-	-	368
Stock-based compensation	256	-	-	256
Foreign exchange loss (gain)	625	5	-	630

EBITDA	(962)	(763)	(192)	(1,917)

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2009 (UNAUDITED) AND THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2008 (UNAUDITED)

Revenue

Revenue for the second quarter decreased to $1,371 for the three-month period ended August 31, 2009, representing a decrease of 42% compared to the three-month period ended August 31, 2008. Revenue for the six-month period ended August 31, 2009 decrease to $4,248 representing a decrease of 23% compared to the six-month period ended August 31, 2008. These decreases in the Company’s revenue are mainly attributable to limited sales activity due to limited quantity of finished goods available for sales during the first two quarter but especially during the ramp-up period following the plant expansion as described in the overview section above. Virtually all of the Company’s sales are derived from the nutraceutical segments.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA(1) decreased by $1,791 for the three-month period ended August 31, 2009 to $(1,634) compared to $157 for the three-month period ended August 31, 2008. EBITDA(1) decreased by $2,954 for the six-month period ended August 31, 2009 to $(1,917) compared to $1,037 for the six-month period ended August 31, 2008. The reasons for the three-month and six-month period decreases are mainly due to the support of fixed costs during the ramp-up period in the second quarter as well as research and development expenditures of $1,114 (three-month period) and $1,456 (six-month period) incurred in Acasti, NeuroBioPharm and Neptune as well as in the integration of new technical equipment into the manufacturing line in Neptune. The nutraceutical segment realized an EBITDA of $(997) for the three-month period ended August 31, 2009 compared to $379 in 2008, a decrease due principally to the effects of ramp-up period. The same segment realized an EBITDA of $(962) for the six-month period ended August 31, 2009 compared to $649 in 2008, a decrease due principally to the effects of the plant shut down.

Net Loss

The net loss for the three-month period ended August 31, 2009 amounts to $2,112 or $0.06 per share, compared to a net loss of $598 or $0.016 per share for the three-month period ended August 31, 2008, an increase of 254% from last year’s corresponding period. The net loss for the six-month period ended August 31, 2009 amounts to $3,519 or $0.09 per share, compared to a net loss of $1,880 or $0.05 per share for the six-month period ended August 31, 2008, an increase of 87% from last year’s corresponding period. The loss increase is due to the support of fixed costs during the ramp-up period as well as research and development expenditures of $1,114 (three-month period) and $1,456 (six-month period) incurred in Acasti, NeuroBioPharm and Neptune as well as in the integration of new technical equipment into the manufacturing line in Neptune. These unfavourable variances were offset by a decrease in stock-based compensation expense of $630 for the three-month period ended August 31, 2009 and a decrease of $1,813 for the six-month period ended August 31, 2009 compared to the respective period of 2008.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2009 (UNAUDITED) AND THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2008 (UNAUDITED)

Operating Activities

During the three-month period ended August 31, 2009, the operating activities generated a decrease in liquidities of $2,281, compared to a decrease of $789 for the corresponding three-month period ended August 31, 2008. During the six-month period ended August 31, 2009, the operating activities generated a decrease in liquidities of $538, compared to a decrease of $575 for the corresponding six-month period ended August 31, 2008. The change in liquidities derived from operating activities from the three-month period ended August 31, 2008 to the three-month period ended August 31, 2009 is mainly attributable to a net decrease in operating assets and liabilities of $(565), primarily due to lower investments in accounts receivable and higher investments in inventories. The change in liquidities derived from operating activities from the six-month period ended August 31, 2008 to the six-month period ended August 31, 2009 is mainly attributable to a net increase in operating assets and liabilities of $2,301, primarily due to lower investments in accounts receivable and higher investments in inventories.

Investing Activities

During the three-month period ended August 31, 2009, the investing activities generated a decrease in liquidities of $1,962. During the six-month period ended August 31, 2009, the investing activities generated a decrease in liquidities of $2,165. The decrease for the three-month period ended August 31, 2009 is mainly due to payments for investments in property, plant and equipment for an amount of $1,827. These investments are mainly comprised of investments in the plant expansion, which is financed by the long-term financing facility (see note 8 to the unaudited consolidated financial statements). The decrease for the six-month period ended August 31, 2009 is mainly due to payments for investments in property, plant and equipment for an amount of $2,993. These investments are mainly comprised of investments in the plant expansion, which is financed by the long-term financing facility (see note 8 to the unaudited consolidated financial statements). In order to finance these and other projects the Company decreased its short-term deposits by $970.

Financing Activities

During the three-month period ended August 31, 2009, the financing activities generated an increase in liquidities of $2,038. During the six-month period ended August 31, 2009, the financing activities generated an increase in liquidities of $2,773. The increase for the three-month period ended August 31, 2009 is mainly attributable to the mortgage loan increase for $2,021. The increase for the six-month period ended August 31, 2009 is mainly attributable to the mortgage loan increase for $2,863. As explained in note 8 of the unaudited consolidated financial statements, the Company also refinanced its long-term debt in 2009. The Company entered into a debt agreement totaling $6.5M of which $3.5M was disbursed in nine-month period ending February 28, 2009 and $2,863 out of the $3.0M has been disbursed in the six-month period ended August 31, 2009. .

Overall, as a result of cash flows from all activities, the Company decreased its cash by $2,205 for the three-month period ended August 31, 2009 and increased its cash by $69 for the six-month period ended August 31, 2009.

FINANCIAL POSITION

The following table details the important changes to the balance sheet at August 31, 2009 compared to February 28, 2009:

Accounts	Increase (Reduction) (In Thousands of dollars)	Comments
Cash	70	See cash flows statement
Short term deposits	(970)	Conversion to cash to fund operations
Receivables	(3,248)	Increase collection of receivables
Tax credits receivables	(49)	Receipt of prior year R&D claim
Inventory	873	Increase related to raw material inventory due to plant restart
Property, plant and equipment	2,363	Plant expansion project and amortization
Intangible assets	138	Products development activities and IP
Accounts payable and accrued liabilities	(515)	Decrease in overall company activities
Convertible debenture	162	Interest and accretion expenses
Long-term debt	2,387	Receipt of second tranche financing mortgage loan less long term debt re-payment

PRIMARY ANNUAL FINANCIAL RATIOS

	August 31,	Feb28,	August 31,
	2009	2009	2008
Working Capital Ratio (current assets/current liabilities)(1)	2.19	2.98	2.32
Solvency Ratio (Debt Capital / Shareholder Equity)*(2)	1.46	0.63	0.40

* including convertible debentures for 2009.

(1)The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.
(2)The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

The Company’s financial ratios deteriorated during the period ended August 31, 2009 compared to the period ended February 28, 2009 mainly due to the second tranche mortgage loan used to finance the plant expansion and the effects of the plant shutdown on the operating results.

FINANCIAL RISK MANAGEMENT

Refer to note 21 of our audited consolidated financial statements for the period ending February 28, 2009 for disclosures relating to the nature and extent of the Company’s exposures to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk and how the Company manages those risks.

Related Party Transactions

The transactions between related parties are described in note 4 « Related Party Transactions » of the Company’s financial statements as at August 31, 2009.

Change in Accounting Policies

Changes in accounting policies are described in note 2 « Changes in Accounting Policies » included in the Company’s consolidated financial statements as at August 31, 2009.

Subsequent Events

In the third quarter, The Company announced the departure of Mr. Thierry Houillon as Vice-President Nutraceuticals. The Company indicated that this decision reflected Mr. Houillon desire to establish new priorities and persue new challenges.

Changes In Internal Control Over Financial Reporting

During the period ended August 31, 2009, the Chief Executive Officer and the Vice-President, Administration and Finance evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended August 31, 2009 that affected materially or could materially affect the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the Financial Statements and the MD&A for the three-month and six-month periods ended August 31, 2009 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Financial Risks
Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have satisfactory coverage of its receivables by insurers. However, such coverage may vary upon the valuation made by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk.

Product Liability
The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements
This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information
Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at October 14, 2009, the total number of common shares issued by the Company and in circulation was 38,172,210 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Vice-President, Administration and Finance